Form U-12(I)-B

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Three year period ending 2003

FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935
by a Person Regularly Employed or Retained by a Registered Holding Company
or a Subsidiary Thereof and Whose Employment
Contemplates Only Routine Expenses as Specified in Rule 71(b)
(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate.)

1.     Name and business address of person filing statement.

        James A. Beck
        10 Lafayette Square
        Buffalo, New York 14203

2.     Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

        None

3.     Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

        National Fuel Gas Company (registered holding company)
        Seneca Resources Corporation (subsidiary)
        Highland Forest Resources, Inc. (subsidiary)
        Niagara Independence Marketing Company (subsidiary)
        Upstate Energy Inc. (subsidiary)

4.     Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

        The undersigned is the President of Seneca Resources Corporation, President of Highland Forest Resources, Inc., President of Niagara Independence Marketing Company, and President of Upstate Energy, Inc. He will represent National Fuel Gas system companies, as and when appropriate, in connection with various matters before the Securities and Exchange Commission, the Federal Energy Regulatory Commission, Congress, and the staffs, members or subcommittees thereof.

5.     (a)     Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                  James A. Beck         Seneca Resources Corporation

                                               Salary or other compensations
                 received                 to be received
                   (a)                          (b)
                  1998 *                       2001 *
                  1999 *                       2002 *
                  2000 *                       2003 *

    * Filed Under Confidential Treatment Pursuant to Rule 104(b)
        (b)      Basis for compensation if other than salary.

6.     (To be answered in supplementary statement only. See instructions.)      Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

        (a)      Total amount of routine expenses charged to client:         $0

        (b)      Itemized list of all other expenses:     No other expenses.

Date: February 28, 2001                                  (Signed)                  /s/      James A. Beck

Section 12(I) of the Public Utility Holding Company Act of 1935 provides that it shall be unlawful for any person employed or retained by any registered holding company, or any subsidiary company thereof, to present, advocate, or oppose any matter affecting any registered holding company or any subsidiary company thereof, before the Congress or any Member or committee thereof, or before the Commission or Federal Power Commission, or any member, officer, or employee of either such Commission, unless appropriate reports are filed as the Commission may prescribe.

     (a)      Ten-day statement  –  Any person who engages in any activity within the scope of Section 12 (i) of the Act, shall file with the Commission within 10 days after the date of such activity a statement on Form U-12(I)-A, except as to activity within the scope of any advance statement on Form U-12(I)-B, which is duly filed in accordance with paragraph (b).

     (b)     Advance statement  –   An advance statement, covering anticipated activity for the remainder of the present calendar year and the next two calendar years, may be filed on Form U-12(I)-B by any person (whether or not the compensation of such person has been fixed in advance) who is a salaried officer or employee or an attorney, accountant or other expert regularly retained by any company or by companies in the same holding company system,or any person specially retained in connection with a particular proceeding or enterprise which is expected to involve a series of appearances or activities, if such employment or retainer does not contemplate any expensesother than ordinary personal, traveling or sustenance expenses, stationery, postage, telephone, telecopier andtelegraphic service, stenographic and clerical assistance, expenditures for the printing of briefs or other documents to be submitted to any agencies specified in section 12(i) of the Act, and similar items. [Amended in Release No. 35-26031 (¶85.337) effective May 31, 1994. 59 F.R. 21922.]

     (c)      Supplemental statement  –  Any person filing an advance statement on Form U-12(I)-B shall file a supplement to such advance statement within 30 days after the end of the period covered thereby, and in no event later then January 30th of the following year, giving the information specified in Items 5 and 6 thereof. Any such person renewing such advance statement may combine the renewal and supplement in the same statement.